As Filed with the Securities and Exchange Commission on March 4, 1999
                                                 Registration No. 333-__________
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                ---------------
                             VISUAL DATA CORPORATION
             (Exact name of registrant as specified in its charter)

                    Florida                                      65-0420146
      (State or other jurisdiction of                        (I.R.S. Employer
       incorporation or organization)                       Identification No.)

                                1291 SW 29 Avenue
                          Pompano Beach, Florida 33069
                                 (954) 917-6655
                  ---------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                                 Randy S. Selman
                             Chief Executive Officer
                                1291 SW 29 Avenue
                          Pompano Beach, Florida 33069
                                 (954) 917-6655
                  ---------------------------------------------
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                             Joel D. Mayersohn, Esq.
                      Atlas, Pearlman, Trop & Borkson, P.A.
                     200 East Las Olas Boulevard, Suite 1900
                         Fort Lauderdale, Florida 33301
                                 (954) 763-1200
                  ---------------------------------------------
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ].

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ].

-----------------------------------------------------------------------------------------------------------------
                        CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Title of Each                                        Proposed          Proposed
class of securities        Amount                    maximum           maximum          Amount
to be registered           to be registered(1)       offering price    aggregate        of registration
                                                     per unit (2)      offering price   fee
-----------------------------------------------------------------------------------------------------------------
Common Stock,
par value $.0001
per share                  1,631,604                 $13.1875          $21,516,777      $5,982
-----------------------------------------------------------------------------------------------------------------

(1) The shares of Common Stock set forth in the Calculation of Registration Fee Table, and which may be offered pursuant to this Registration Statement, includes, pursuant to Rule 416 of the Securities Act of 1933, as amended, such additional number of shares of the Registrant's Common Stock that may become issuable as a result of any stock splits, stock dividends or similar events.

(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Registrant's Common Stock as reported on the Nasdaq SmallCap Market
         (TM) on March 1, 1999 in accordance with Rule 457 of the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                                  Subject to Completion, dated March 4, 1999

PROSPECTUS
                                1,631,604 Shares


                             VISUAL DATA CORPORATION

         THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 7, IN DETERMINING WHETHER TO PURCHASE THE VISUAL DATA CORPORATION COMMON STOCK.

         These shares of Common Stock are being offered by certain selling security holders identified in this Prospectus. We issued an aggregate of 737,689 shares of Common Stock to certain of the selling security holders in connection with sales by us of restricted securities to such selling security holders, as well as in connection with certain other transactions. This Prospectus also covers up to 893,915 shares of Common Stock issuable by us upon the exercise of outstanding options and warrants held by certain of the selling security holders (collectively, the "Selling Security Holder Options.") For additional information on these transactions, you should refer to the section entitled "Selling Security Holders" beginning on page 14. The selling security holders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 18. We will not receive any portion of the proceeds from the sale of these shares, other than upon the exercise of the Selling Security Holder Options.

         Each of the selling security holders may be deemed to be an "Underwriter," as such term is defined in the Securities Act of 1933, as amended (the "Securities Act").

         Our Common Stock and Warrants are quoted on the Nasdaq SmallCap Market
(TM) under the symbols "VDAT" and "VDATW."

         On March 3, 1999 the last sale price of the Common Stock and the Warrants on the Nasdaq SmallCap Market (TM) were $13.25 and $7.75, respectively.

=============================================================================================================================
                                            Price to Underwriting                                    Proceeds to
                                            the Public               Discounts and Commissions       the Selling Shareholders
=============================================================================================================================
Share..............................
Total..............................         SEE TEXT ABOVE           SEE TEXT ABOVE                  SEE TEXT ABOVE
=============================================================================================================================


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                      The date of this Prospectus is , 1999

                                TABLE OF CONTENTS
                                -----------------
                                                                          Page
                                                                          ----


AVAILABLE INFORMATION.................................................      2
INFORMATION INCORPORATED BY REFERENCE.................................      2
BUSINESS OF THE COMPANY...............................................      3
RISK FACTORS..........................................................      7
USE OF PROCEEDS.......................................................     14
SELLING SECURITY HOLDERS .............................................     14
PLAN OF DISTRIBUTION..................................................     18
LEGAL MATTERS.........................................................     19
EXPERTS...............................................................     19

         We have not authorized any dealer, salesperson or other person to give any information or to represent anything not contained in this Prospectus. You should not rely on any unauthorized information. The information in this Prospectus is current as of the date on the cover.

         The information on our Web sites is not part of this Prospectus.

                              AVAILABLE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file at the Commission's Public Reference Room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the Public Reference Room. The Commission maintains an Internet site at http://www.sec.gov where certain information regarding issuers (including us) may be found.

         This Prospectus is part of a Registration Statement on Form S-3 that we filed with the Commission. The Registration Statement contains more information than this Prospectus regarding Visual Data Corporation, including certain exhibits and schedules. You can get a copy of the Registration Statement from the Commission at the address listed above or from its Internet site at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

         The Commission allows us to "incorporate by reference" into this Prospectus information we file with the Commission in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this Prospectus which update and supersede the information you read in this Prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this Prospectus, and all future documents filed with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until we terminate the offering of these securities.

         Commission Filing
         File No. 0-22849                   Period/Filing Date/Effective Date
         ----------------                   ---------------------------------

         Annual Report on Form 10-KSB       Fiscal year ended September 30, 1998

         Quarterly Report on Form 10-QSB    Quarter ended December 31, 1998

         We will furnish you without charge, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to:

                           Visual Data Corporation
                           1291 SW 29 Avenue
                           Pompano Beach, FL 33069
                           Attention: Corporate Secretary
                           Telephone: 954-917-6655
                           Telecopier: 954-917-6660

                             BUSINESS OF THE COMPANY

General

         We formed Visual Data Corporation (the "Company") as a Florida corporation in May 1993. We produce, market, distribute and own rich media content used for advertising products, and creating consumer based portfolio libraries for use on the Internet and eventually, Interactive Television. Our growing portfolio of full-motion video information libraries contain short concise vignettes relating to consumer products, corporate information, hotels, nursing homes, timeshare resorts and attractions. These multi-media information libraries are designed to capture the interest of the general public in order to generate revenues from advertising, subscriptions, viewership, E-Commerce transactions and sponsorships. Using the latest technology in video editing, combined with a global network of veteran camera crews, we are able to maintain high quality and consistency in our video productions. We have developed strategic partnerships in order to enhance our marketing efforts.

         We believe the Company is positioned to take advantage of the technological advancements concerning video on the Internet. Over the past year streaming technology has made it possible for large video files to be viewed by consumers without long download times and the quality was acceptable even if using a 56K modem. During the first half of 1999, a new compression standard (MPEG-4) will be available for consumer use that will not only provide "TV-like" quality at speeds above 56K but will also improve the video quality on even slower speed modems. This new technology is expected to boost consumer demand for video content. We believe the Company will be positioned to offer its production, marketing, and distribution services to all businesses looking to enrich their presence on the Internet.

         When we use the term the "Company," we mean it to include Visual Data Corporation and our subsidiaries.

Products and Services

         Our products and services are marketed through five wholly owned independent business divisions, HotelView Corporation, Video News Wire Corporation, ResortView Corporation (formerly CondoView Corporation), CareView Corporation, MedicalView Corporation and TalentView, that provide administration, marketing and sales for their respective brands. A sixth division is majority (51%) owned EDnet, Inc., a Colorado corporation (OTCBB:
DNET).

HotelView (www.hotelview.com)

         HotelView Corporation, a Florida corporation ("HotelView") provides hotels and resorts the ability to promote their properties via the Internet using a two to three minute video tour. Revenues are generated through contracts ranging from one to three years, at approximately $4,500 per year, plus a per-view charge of up to $0.25 each time the video advertisement is played. Some of the hotels currently featured in the HotelView(R) library include Anaheim Hilton & Towers, Hotel Baltschug Moscow Kempinski, Colony Hotel, Toronto, Canada, Eden Roc Resort and Spa in Miami, Hilton at Walt Disney World Village, Hotel Nikko San Francisco, the Mirage in Las Vegas, New Otani Kaimana Beach Hotel in Hawaii, Ritz Carlton Laguna Niguel, California, Schlosshotel Vier Jahreszeiten Berlin, Turnberry Isle Resort & Club, Miami and the Waldorf Astoria in New York.

         The video tours can be accessed through HotelView's(R) own Web site (www.hotelview.com) and hundreds of other travel sites, such as TravelWeb.com (Pegasus Systems, Inc.). In addition, major hotel chains such as Hilton, Westin, Nikko, and Doubletree have Web sites that are linked to the HotelView videos. By clicking on the HotelView(R) icon, viewers are able to take a detailed look at the prospective hotel's guestrooms, grounds, meeting space, recreational facilities and dining venues.

         HotelView (R) has focused its efforts on gaining major endorsements and signing chain-wide agreements with major hotel companies. In June 1998, HotelView(R) signed a chain-wide agreement with Nikko Hotels, a subsidiary of Japan Airlines, with 47 hotels around the world. In September 1998, we signed a flagship agreement with South Seas Resorts, a part of MeriStar Hospitality Corporation (NYSE: MHX), one of the five largest hotel REIT's in the country, with over 115 properties in the U.S. and Canada, for a minimum of nine properties. HotelView(R) has been endorsed by the 27,000 member American Society of Travel Agents (ASTA) and has won the "Best Hotel-Room Preview" award and a 4 Star rating from YAHOO! INTERNET LIFE.

         HotelView(R) has also reached an agreement with Carlson Wagonlit Travel Associates, the country's No. 1 travel agency franchisor, which enables Carlson's more than 7,000 leisure agents to access the HotelView(R) library via Carlson's proprietary network.

         As part of our overall travel offering, we complement our HotelView(R) product with video information on the destination (DestinationView(TM)) and nearby attractions (AttractionView(TM)). These libraries allow the consumer to experience all aspects of their travel decision prior to commitment. Existing DestinationView(TM) clients include the Greater Boston Convention and Visitor Bureau and the Greater Fort Lauderdale Convention and Visitor Bureau. Existing AttractionView(TM) clients include the United Nations in New York, the Kennedy Space Center in Florida and Busch Gardens in Tampa.

EDnet, Inc. (www.ednet.net)

         On June 20, 1998, we acquired a 51% interest in EDnet, Inc., a Colorado corporation ("EDnet") whose common stock is listed on the OTC Bulletin Board under the symbol DNET. Based in California, EDnet develops and markets integrated systems for the delivery, storage and management of professional quality digital communications for media-based applications, including audio and video production for the North American advertising and entertainment industry. EDnet has established a private wide-area network through strategic alliances with long distance carriers, regional telephone companies, satellite operators and independent fiber optic telecommunications providers, which enables the exchange of high quality audio, compressed video and multimedia data communications. EDnet provides engineering services, application-specific technical advice, and audio, video and networking hardware and software as part of its business. EDnet's client base of more than 500 companies includes LucasFilm's Skywalker division, Sony Entertainment, Disney, MGM, Capitol Studios, Warner Brothers, NFL Films and PGA Tour Productions.

         EDnet recently introduced its new video transmission product which it is selling to its existing customer base as well as advertising agencies and production companies. We believe that EDnet will continue to increase its revenues through additional sales of audio and video equipment and increased usage of its networks.

Video News Wire (www.videonewswire.com)

         In May 1998, we formed Video News Wire Corporation, a Florida corporation ("Video News Wire") and signed an agreement with PR Newswire, Inc. ("PR Newswire"), the world's leading electronic distributor of corporate news releases. Our wholly-owned subsidiary creates and distributes "TV-news-like" video press releases via the Internet. Using our worldwide camera crew network, Video News Wire(TM) also produces "About The Company" presentations and provides coverage of corporate events. Revenues are generated through the production and storage of basic and enhanced versions of video press releases, video corporate profiles and video footage of events.

         Video News Wire(TM) was officially launched in August 1998. Existing clients include Chrysler Corporation, Delta Airlines, McDonald's Corporation, Real Networks, Seagate Technologies, Subway Sandwiches and Salads, United News and Media, and Warner Brothers.

         Video News Wire(TM) and PR Newswire have a mutually exclusive agreement covering the production and global marketing of Video News Wire's(TM) products. PR Newswire has been transmitting full-text corporate news releases for more than four decades and is the preferred method of disclosure by public companies. Headquartered in New York, PR Newswire has approximately 130 salespeople and 27 bureaus nationwide as well as an office in London, handling approximately 300,000 press releases for approximately 33,000 business clients annually. We estimate that two-thirds of these press releases are applicable to the Video News Wire(TM) service.

         In January 1999 Video News Wire(TM) launched a new product which offers publicly-traded companies an inexpensive means to broadcast their analyst conference calls live, via the Internet, making them available to the investing public, the media and worldwide to anyone with Internet access. This new service, which will be sold by PR Newswire, will be priced at approximately $600 per one-hour conference call. The webcast can also be archived for audio replay for an additional fee and the archived material can be accessed through a company's own Web site.

ResortView (www.resortview.com)

         ResortView Corporation, a Florida corporation ("ResortView") commenced operations in June of 1998 to service an agreement we signed in March 1998 with Interval International, Inc. ("Interval International"), a leader in the timeshare exchange business. Interval International, known as the Quality Vacation Exchange Network, provides service to more than 860,000 timeshare owners worldwide. The company's network features nearly 1,600 resorts. Interval International maintains its world headquarters in Miami, Florida and has 31 other offices worldwide.

         The timeshare industry is a rapidly growing segment of the hospitality/travel/leisure market, with annual sales of over $6 billion and annualized growth of over 16%. ResortView(TM) is designed to use video advertising in conjunction with the Global Distribution System (GDS), the electronic database that all 650,000 travel agents around the world use to research and book rooms in hotels, to promote lead generation and rental income for resort developers. ResortView (TM) provides the developer with the ability to advertise its resort to a more targeted (and larger) prospect audience. As a result of our strategic alliance with VIP International Corporation ("VIP International"), a ResortView(TM) property can be booked by travel agencies worldwide via the GDS, or by consumers at home or work via the Internet.

         Revenues are generated via a membership fee of approximately $10,000 per resort, plus ResortView(TM) receives a 3% commission on each booking generated by the travel agents via the VIP International alliance. Clients include Harbour Lights in Myrtle Beach, Newport Beachside Crown Plaza in Miami Beach, Villas of Fairways and Treetops in Bushkill, PA and Villas of Izatys in Minnetonka, MN.

         The link via a relationship with VIP International enables travel agents to book room nights in the timeshare facilities as easily as booking a standard hotel room. This capability, along with the video, provides travel agents and consumers an easy way to preview and book these types of facilities. In the past, resort developers have incurred considerable advertising expense to entice consumers to visit their facilities in order to sell them on purchasing a timeshare apartment. ResortView(TM) enables them to introduce their properties to an expanded group of potential buyers while earning incremental revenues from the sale of excess room inventory.

CareView  (www.careview.com)

         In August 1997 we formed CareView Corporation, a Florida corporation ("CareView"). The CareView(TM) product has been designed to assist family members with locating an appropriate Skilled Nursing Facility or an Assisted Living Facility for the elderly or infirm. With dedicated computer "kiosks" in major hospitals and other referral centers, as well as worldwide access via the Internet, both the health care professional and the lay person can utilize CareView(TM) to save time and effort in choosing the right facility.

         Member facilities are featured with a full-motion, narrated video tour as well as many other features such as a printable information sheet, e-mail links for requesting more information, and a quick reference list of services and amenities. Hospital case managers are able to access a real-time bed availability database, and built-in e-mail paging functions to save time in locating suitable facilities.

         The CareView(TM) system is currently being offered in the South Florida and New York City metro areas. Officially launched in September 1998, CareView(TM) has enrolled 20 long-term care facilities and is being used in 33 hospitals and two senior resource centers.

         Typical contracts with the long term care facility provide for an annual fee of $5,000 - $8,000. It is expected that 60+ facilities will join the program in each of the current regions and we will begin expanding into other major metropolitan areas in 1999.

MedicalView Corp. (www.medicalview.com)

         In November 1998 we formed MedicalView Corporation, a Florida corporation ("MedicalView"), to provide a turnkey service for video and audio production, broadcasting of live and taped events, medical and health related content development and the distribution of content to targeted audiences throughout the World Wide Web. In February 1999, MedicalView(TM) executed distribution agreements for its video programming with Physicians Online (www.po.com), which bills itself as the world's largest physician-exclusive Web site, and Intelihealth (www.intelihealth.com), the nations's largest consumer health Internet site which is a joint venture of Aetna US Healthcare and Johns Hopkins University and Health System. Under these agreements, MedicalView(TM) will create and distribute Internet-based video programs for physicians, health care professionals and consumers.

TalentView (www.talentview.com)

         In March 1998, we entered into an agreement with Digital Criteria Technologies to become the exclusive marketer of VoiceSelect, a multimedia database and search technology for professional voice talent. Under the terms of the agreement, we will act as the Internet host for VoiceSelect and will market the product through our TalentView(TM) division to advertising agencies, talent agencies and voice talent. We will earn a percentage of the gross revenues generated by VoiceSelect. We were also given right of first refusal to purchase the product.

         TalentView(TM) was organized to develop Internet-based solutions designed expressly for the entertainment, advertising and media industries. Its initial online service, A* Cappella, is a searchable, multimedia talent library of more than 1,500 professional voice performers working in film, television, radio and other media applications. The service was made available to the production community beginning March 1, 1999 via a secure, restricted Web site, www.talentview.com. We believe that functioning as a virtual community on a subscription basis ensures that only qualified professionals will be allowed access to the service. It is anticipated that revenues will be produced through the sale of memberships to qualified professional talent. The TalentView(TM) service will be offered to the 500 EDnet affiliates and associates located in 42 states, six Canadian provinces and 30 countries around the world.

                                  RISK FACTORS

         The securities offered hereby are speculative and involve a high degree of risk. Only those persons who are able to lose their entire investment should purchase these securities. Prospective investors, prior to making an investment decision, should carefully read this Prospectus and consider, along with other matters referred to herein, the following risk factors.

SPECIAL NOTE ABOUT FORWARD LOOKING STATEMENTS

         We make statements in this Prospectus and in the documents we incorporate by reference that are considered "forward-looking statements" within the meaning of the Securities Act and the Exchange Act. Sometimes these statements contain words such as "may," "believe," "expect," "continue," "intend," or other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other factors that could cause our actual performance or achievements to be materially different from those we project. The following factors, among others, could cause materially different results from those anticipated or projects:

         *        heightened competition;

         *        problems integrating acquired companies;

         * failure to identify, acquire or profitably manage additional businesses;

         *        failure to obtain new customers or retain existing customers;

         *        inability to carry out marketing and sales plans;

         *        inability to obtain capital for future growth;

         *        loss of key executives; and

         *        general economic and business conditions.

         We do not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by us over time means that actual events are bearing out as estimated in such forward looking statements.

INTERNET-RELATED RISKS

         We recognize the current demand for the Internet may not continue to grow at the current rate or that it may change in the future as technology continues to evolve. We produce and market video content and currently use the Internet as the primary distribution network for our products. Changes in the network infrastructure could impact the short-term marketing of our products and there can be no assurance how expediently, if at all, we could respond if the change or increase in distribution channels does not occur as part of our internally developed plans.

ABSENCE OF PROFITABILITY; ACCUMULATED DEFICIT; PRIOR LOSS; FUTURE OPERATING RESULTS

         We continue to incur operating losses. For the years ended September 30, 1998 and 1997, we incurred losses of $3,434,595 and $3,573,962, respectively. For the three months ended December 31, 1998, we reported a net loss (unaudited) of $1,126,408. Our operating expenses have increased and can be expected to increase significantly in connection with our recent acquisitions and continued proposed expansion and, accordingly, our future profitability will depend on continued corresponding increases in revenues from operations. Future events, including unanticipated expenses, increased competition or inability to effectively integrate our acquisitions, could have an adverse affect on our operating margins and results of operations. As a result of our losses from operations, together with the costs associated with acquisitions, we may experience liquidity and cash flow problems if we are not able to raise additional capital as needed. There can be no assurance that our rate of revenue growth will continue in the future or that our future operations will be profitable.

UNPROVEN ACCEPTANCE OF OUR PRODUCTS

         The markets for our products and information libraries have only recently begun to develop, are rapidly evolving and are increasingly competitive. Demand and market acceptance for recently introduced products and services are subject to high level of uncertainty and risk. It is difficult to predict whether, or how fact, these markets will grow. We cannot guarantee either that the demand for our products and information libraries will continue to develop or that such demand will be sustainable. If the market develops more slowly than expected or become saturated with competitors, or if our products and information libraries do not sustain market acceptance, our business, operating results, and financial condition will be materially and adversely affected.

UNCERTAINTY OF CONTENT DEVELOPMENT

         A key element of our strategy involves the development of information libraries targeted for specific interest areas, demographic groups and geographic areas. We cannot guarantee that we will be successful in our efforts to select and target particular areas of interest which have broad appeal. Any failure by us to develop and maintain high-quality and successful information libraries could materially and adversely affect our business, operating results and financial condition.

RISKS RELATED TO OUR ACQUISITION STRATEGY

         Our strategy is to increase revenues and the markets we serve through the acquisition of media developers with emphasis on developers of video media. In pursuing this strategy, we must address and overcome various factors, including the following, some of which are beyond our control:

         * We may be unable to identify, acquire or profitably manage additional companies or successfully integrate the operations of additional companies into ours without encountering substantial costs, delays or other problems.

         * Companies acquired by us in the future may not achieve profitability that justifies our investment in them or these acquired companies may have unknown liabilities that could materially adversely affect our results of operations or financial condition.

         * We may compete for acquisition and expansion opportunities with companies that have greater resources than ours and, therefore, we may not be able to find suitable acquisition candidates. Financing for these acquisitions, if needed, may not be obtainable on terms acceptable to us.

         * We may not be able to successfully and profitably integrate these acquired companies into our operations.

         * Our results of operations in fiscal quarters immediately following a material acquisition may be materially adversely affected while we integrate the acquired business into our existing operations.

         * We may acquire certain businesses that have either been unprofitable or that have had inconsistent profitability prior to their acquisition. Our inability to improve the profitability of these acquired businesses could have a material adverse effect us.

         * Our acquisition strategy places significant demands on our resources and there can be no assurance that our management, operational systems and structure can be expanded to effectively support the our continued acquisition strategy.

         If we are unable to implement successfully our acquisition strategy, this inability may have a material adverse effect on our business, results of operations or financial condition.

DEPENDENCE ON MANAGEMENT TO INTEGRATE THE ACQUISITIONS AND ABILITY TO MANAGE GROWTH

         Our business strategy includes growth through acquisition and internal development. We are subject to various risks associated with our growth strategy, including the risk that we will be unable to identify and recruit suitable acquisition candidates in the future or to integrate and manage the acquired companies.

         We recently completed the acquisition of 51% of EDnet, as well as the acquisition of certain other assets, and are in the process of integrating these operations into ours. EDnet's history, geographical location, business model and business culture are different from ours in many respects. Our directors and senior management face a significant challenge in their efforts to integrate our businesses and the business of the acquired companies or assets, and effectively manage our continued growth. There can be no assurance that our efforts to integrate the operations of EDnet and the acquired assets will be successful, that we can manage our growth or that the anticipated benefits of the acquired company or assets will be fully realized. The dedication of management resources to such efforts may detract attention from our day-to-day business. There can be no assurance that there will not be substantial costs associated with such activities or the success of integration efforts, which could have a material adverse effect on our operating results.

NEED FOR ADDITIONAL FINANCING

         We currently intend to effect future acquisitions with cash, promissory notes and future issuances of debt or equity securities. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. Our inability to obtain financing would have a material adverse effect on our ability to implement our acquisition strategy, and as a result, could require us to diminish or suspend our acquisition strategy. These actions would negatively affect our growth rate.

RISKS RELATING TO CAPITAL REQUIREMENTS

         Our acquisition and internal growth strategy requires substantial capital investment. Capital is typically needed not only for the acquisition of additional companies, but also for the effective integration, operation and expansion of these businesses. Capital is also necessary for the start-up of additional on-line multi-media libraries. The acquired businesses may require capital for working capital and expansion. Therefore, we will need to raise capital, possibly through the issuance of long-term or short-term indebtedness or the issuance of our equity securities in private or public transactions in order to complete further acquisitions and expansion. This will likely result in dilution of existing equity positions or increased interest expense. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing operations can be obtained on suitable terms, if at all.

COMPETITION

         We are engaged in highly competitive segments of business. We may compete directly or indirectly with many companies who provide specialized information such as content concerning hotels, attractions, resorts and care facilities. A number of these competitors, who include hotel chains, airlines and other travel-related organizations, are larger, better capitalized, more established and have greater access to the resources necessary to produce a competitive advantage. There are no assurances that we will be able to compete favorably in the future.

DEPENDENCE ON KEY PERSONNEL

         Implementation of our acquisition strategy is largely dependent on the efforts of a few senior officers. In particular, our operations are dependent to a great degree on the continued efforts of our President and Chief Executive Officer, Randy S. Selman, and our Executive Vice President, Alan M. Saperstein. Furthermore, we will likely be dependent on the senior management of companies that are acquired. Competition for highly qualified personnel is intense, and the loss of any executive officer or other key employee, or the failure to attract and retain other skilled employees, could have a material adverse effect upon our business, results of operations or financial condition. We are parties to employment agreements with each of Messrs. Selman and Saperstein which terminate in January 2001, unless terminated earlier pursuant to the agreements, and each contains confidentiality provisions and covenants not to compete. We are the designated beneficiary of key man life insurance in the amount of $1,000,000 on the life of Mr. Selman and $500,000 on the life of Mr. Saperstein. There can be no assurance, however, that we can maintain the polices in effect or that the coverage will be sufficient to compensate us for the loss of the services of either Mr. Selman or Mr. Saperstein.

GOVERNMENT REGULATION AND REGULATORY UNCERTAINTIES

         There are currently few laws or regulations directly attributable to access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could dampen the growth in the use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require us to incur significant expense in complying with any new regulation. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet Service Providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Any new laws or regulations related to the Internet could adversely affect our business.

TRADEMARKS AND PROPRIETARY RIGHTS

         We regard our trademarks, trade secrets and similar intellectual property as critical to our success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have applied for or obtained the registration of certain of our trademarks, including HotelView, AttractionView, Video News Wire, ResortView, CareView, FitnessView, ProductView, TalentView, ConventionView. Effective trademark and trade secret protection may not yet available in every country in which our products and services are distributed or made available through the Internet. We have licensed in the past, and may license in the future, certain of our proprietary rights to third parties. While we attempt to ensure that the quality of our products is maintained by our licensees, our licensees may take actions that could materially and adversely affect the value of our proprietary rights.

EXERCISE OF WARRANTS WILL HAVE DILUTIVE EFFECT

         As of February 26, 1999 we had outstanding options and warrants to purchase a total of 4,043,742 shares of our Common Stock at prices ranging between $.00016 and $8.40 per share, including 1,774,460 options issued to directors and executive officers. The existence of such options and warrants may adversely affect the terms under which we could obtain additional equity capital. The exercise of these warrants and options may materially adversely affect the market price of the Common Stock.

POSSIBLE APPLICABILITY OF RULES RELATING TO LOW-PRICED STOCKS; PENNY STOCK; POSSIBLE FAILURE TO MAINTAIN CRITERIA FOR NASDAQ SECURITIES

         Our Common Stock and Warrants are traded on The Nasdaq SmallCap Market(TM) under the symbols "VDAT" and "VDATW", respectively. If, for any reason, the Common Stock and/or Warrants do not remain accepted for inclusion on The Nasdaq SmallCap Market(TM), then it would be expected that they would trade in the over-the-counter markets through the "pink sheets" or on the NASD's OTC Bulletin Board. In the event the Common Stock and/or Warrants were not included on The Nasdaq SmallCap Market(TM), the Common Stock and/or Warrants would be covered by a Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of existing shareholders to sell their shares in the secondary market. Our ability to secure a symbol on The Nasdaq SmallCap Market(TM) does not imply that a meaningful trading market in our Common Stock or Warrants will ever develop, or, if developed, will be sustained.

SHARES ELIGIBLE FOR FUTURE SALE; EXPIRATION OF LOCK-UP PERIODS

         As of February 26, 1999, there were 5,683,911 shares of our Common Stock outstanding, of which approximately 2,802,615 were "restricted securities" as that term is defined by Rule 144 under the Securities Act. Such shares will be eligible for public sale only if registered under the Securities Act or if sold in accordance with Rule 144. Under Rule 144, a person who is not our affiliate and who has held restricted securities for a period of one year may sell a limited number of shares to the public in ordinary brokerage transactions. Sales under Rule 144 may have a depressive effect on the market price of the Common Stock due to the potential increased number of publicly held securities. The timing and amount of sales of Common Stock covered by the Registration Statement of which this Prospectus is a part, as well as sales pursuant to other filed registration statements, could also have a depressive effect on the market price of the Common Stock.

         Certain of our shareholders entered into "lock-up" agreements just prior to our initial public offering (IPO). A lock-up agreement is an agreement not to sell the securities owned by that person for some specific time frame. Of the 1,032,681 shares subject to these lock-up agreements, 372,589 shares were free to be sold after July 30, 1998, 180,624 shares were free to be sold after January 30, 1999 and the remaining 479,468 shares remain subject to a lock-up expiring July 30, 1999. In addition, an aggregate of 1,161,668 shares of Common Stock offered by this Prospectus are subject to lock-up agreements. Of such amount, 166,667 shares are free to be sold 15 days from the date of this Prospectus, an additional 166,667 shares are free to be sold 45 days from the date of this Prospectus, an additional 417,500 shares are free to be sold 90 days from the date of this Prospectus and the remaining 410,834 shares are free to be sold 120 days from the date of this Prospectus. Any substantial sales of these shares following the expiration of the lock-up periods may adversely effect the market price of our Common Stock.

ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCES OF PREFERRED STOCK

         Certain provisions of our Articles of Incorporation and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt of the Company. In addition, certain provisions of the Florida Business Corporation Act also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation's disinterested shareholders. Lastly, our Articles of Incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the Board of Directors, of which 4,999,850 shares remain without designation as of February 26, 1999. We include such preferred stock in our capitalization in order to enhance our financial flexibility. However, the issuance of large blocks of preferred stock could possibly have a dilutive effect with respect to existing holders of our Common Stock.

ABSENCE OF DIVIDENDS

         Holders of our Common Stock are entitled to cash dividends when, as and if declared by the Board of Directors out of funds legally available therefor. We have never paid dividends and our management does not anticipate the declaration or payments of any dividends in the foreseeable future. We intend to retain earnings, if any, to finance the developments and expansion of our business. Future dividend policy will be subject to the discretion of our Board of Directors and will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

VOLATILITY OF STOCK AND WARRANT PRICES

         Historically there has been and there may continue to be volatility in the market price for our Common Stock and Warrants. Our quarterly operating results, changes in general conditions in the economy, the financial markets or the marketing industry, or other developments affecting us or our competitors, could cause the market price of our Common Stock and/or Warrants to fluctuate substantially. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our Common Stock and/or Warrants, regardless of our operating performance.

YEAR 2000 COMPLIANCE

         We are aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Year 2000 issue relates to whether computer systems will properly recognize and process information relating to dates in and after the year 2000. These systems could fail or produce erroneous results if they cannot adequately process dates beyond the year 1999 and are not corrected. Significant uncertainty exists in the software industry concerning the potential consequences that may result from the failure of software to adequately address the Year 2000 issue. We have reviewed all software and hardware used internally by us in all support systems to determine whether they are Year 2000 compliant. Most of our software has already been upgraded by the manufacturer or was recently purchased and is Year 2000 compliant. We expect to have our remaining Year 2000 compliant systems in place by March 31 1999. We also intend to implement and test these solutions prior to any anticipated impact of the Year 2000 issue on our systems. We do not believe that the aggregate cost for the Year 2000 issue will be material. However, we cannot predict the effect of the Year 2000 issue on entities with which we transact business, and there can be no assurance that the effect of the Year 2000 issue on such entities will not have a material adverse effect on our business, financial condition or results of operations. We will be formulating a contingency plan with respect to such entities with which we do business.

         In addition, we use third-party equipment, software and content, including non-information technology systems, such as our security system, building equipment and non-capital IT systems embedded micro controllers that may not be Year 2000 compliant. We are in the process of development a plan to assess whether these third parties are adequately addressing the Year 2000 issue and whether any of our non-IT systems have material Year 2000 compliance problems. Failure of such third-party equipment, software, or content to operate properly with regard to the Year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, results of operations, and financial condition.

         Any new software, hardware or support systems implemented in the future will be Year 2000 compliant or will have updates or upgrades or replacements available before the Year 2000 to enable the system to be Year 2000 compliant. We are currently assessing the Year 2000 compliance expense and related potential effect on our earnings.

                                 USE OF PROCEEDS

         The sale of the shares of Common Stock offered pursuant to this Prospectus are solely for the account of the selling security holders. Accordingly, we will not receive any proceeds from the sale of such shares of Common Stock by the selling security holders. In the event the Selling Security Holder Options are exercised, we would receive gross proceeds of approximately $2,942,855. It is anticipated that such proceeds, if any, will be used us for working capital associated with continuing operations. While the intended use of proceeds is consistent with our current business plan objectives, we reserve the right to change the use of proceeds depending on working capital requirements and opportunities afforded us.

                            SELLING SECURITY HOLDERS

         The following table set forth the name of each selling security holder, the number or shares of Common Stock beneficially owned by such selling security holder as of February 26, 1999, and the number of shares being offered by each selling security holder. The shares of Common Stock being offered hereby are being registered to permit public secondary trading, and the selling security holders may offer all or part of such shares for resale from time to time. However, such selling security holders are under no obligation to sell all or any portion of such shares immediately under this Prospectus. Likewise, no holder of the Selling Security Holder Options is under any obligation to exercise such options or warrants. All information with respect to share ownership has been derived from the records of our transfer agent with respect to shares of our Common Stock held of record by such selling security holders. During the past three years no selling security holder has been an officer, director or affiliate of our nor has any selling security holder had any material relationship with us during such period, except as otherwise specifically set forth herein. Because the selling security holders may sell all or a portion of their shares of Common Stock, no estimate can be given as to the number of shares of Common Stock that will be held by any selling security holder upon termination of any offering made hereby; accordingly, the following table assumes (i) the exercise of all Selling Security Holder Options and (ii) the sale of all shares of Common Stock by the selling security holders immediately following the date of this Prospectus.

------------------------------------------------------------------------------------------------------------------------------------
                                                    No. of Shares                                   No. of Shares            %
                                                   of Common Stock         No. of Shares           of Common Stock      Ownership
      Name of Selling                            Beneficially Owned         of Common Stock      Beneficially Owned       After
      Security Holder                           As of Feb. 26, 1999 (1)   Offered Hereby (2)     After Offering (2)     Offering (2)
------------------------------------------------------------------------------------------------------------------------------------
Olive Investors  LLC (3) (4)                              222,222               222,222                           -         -
Cranshire Capital LP (3) (5)                               83,334                83,334                           -         -
Gilford Partners, LP (3) (6)                               27,778                27,778                           -         -
Arline Bonat (7)                                           25,000                25,000                           -         -
Hans Christian Donnerstag (7)                              25,000                25,000                           -         -
Louis Gaudio Sr. & Louis Gaudio Jr. TEN (7)                25,000                25,000                           -         -
Natalie Harari (7)                                          5,000                 5,000                           -         -
T. H. Holloway (7)                                         17,500                12,500                       5,000         *
Investor Resource Services Inc. (7) (8)                    25,000                25,000                           -         -
Neil Jones (7)                                             40,625                25,000                      15,625         *
Christopher Leng-Smith (7)                                  5,000                 5,000                           -         -
Michael Ostro (7)                                          12,500                12,500                           -         -
Gary Perrine (7)                                           25,000                25,000                           -         -
John Quackenbush (7)                                       12,500                12,500                           -         -
Hart Rotenberg (7)                                         32,125                12,500                      19,625         *
Joseph Rotenberg (7)                                       34,125                12,500                      21,625         *
Socrates Skiadas (7)                                       38,750                25,000                      13,750         *
Charles Spinelli (7)                                       22,500                 5,000                      17,500         *
Edgar Udine (7)                                            12,500                12,500                           -         *
Glen Udine (7)                                             12,500                12,500                           -         *
Vace Partners Ltd. (7) (10)                                10,000                 5,000                       5,000         *
Ronald Ameerali (7)                                        50,000                50,000                           -         *
Majors Harris (11)                                         14,000                14,000                           -         *
Heracles Fund (12)                                         17,855                17,855                           -         *
Harry Ragbir (13)                                          40,000                40,000                           -         *
Coleman & Co. Securities, Inc. (14)                       288,334               288,334                           -         *
Trautman Kramer & Company, Inc. (15)                      150,000               150,000                           -         *
Michael Sabeh (16)                                         10,000                10,000                           -         *
CLR Associates, Inc. (17)                                 223,929               100,000                     123,929        2.1%
Hornblower & Weeks (18)                                   100,000               100,000                           -         -
Coral Investments (19)                                    175,000                50,000                     125,000        2.1%
Krutchie, Inc. (20)                                        50,000                50,000                           -         -
Davis Hill, Inc. (21)                                      75,000                50,000                      25,000         *
Jack Miller (22)                                           25,000                25,000                           -         -
WEC Investors IV, LLC (23)                                 50,000                40,000                      10,000         *
Cardinal Capital Management, Inc. (24)                     25,000                25,000                           -         -
Robert Zelinka (25)                                        81,261                 4,186                       77,07        1.4%
Herman Blank (26)                                          21,842                 1,395                      20,447         *
                                                -----------------    ------------------           -----------------
                                                        2,111,180             1,631,604                     479,576
                                                =================    ==================           =================

* represents less than 1%
--------------

(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right.

(2) Gives effect to the exercise of all Selling Security Holder Options and the sale of the shares of Common Stock issuable upon such exercise.

(3) On February 10, 1999 we concluded a private placement of an aggregate of 333,334 shares of our Common Stock to three institutional investors in a private transaction exempt from registration under the Securities Act in reliance upon Section 4(2) thereof. We received net proceeds of approximately $2.6 million from this transaction. These investors were granted piggy-back registration rights. In connection with the private placement, Coleman & Co. Securities, Inc., an NASD member firm and one of our investment bankers, received a 12 month warrant to purchase 8,334 shares of our Common Stock at an exercise price of $14.063 per share, together with a five year warrant to purchase 105,000 shares of our Common Stock at exercise prices ranging from $2.00 to $3.00 per share. The 333,334 shares of our Common Stock sold to these three institutional investors, together with the shares of Common Stock underlying the warrant to purchase 8,334 shares we issued to Coleman & Co. Securities, Inc. are included in this Prospectus.

(4) Messrs. Daniel J. Saks, Ethan Benovitz and Mark A. Nordlicht are the managing partners and controlling persons of Olive Investors, L.L.C.

(5) Downsview Capital, Inc. is the general partner of Cranshire Capital LP. Mitchell P. Kopin is the President and controlling person of Downsview Capital, Inc.

(6)      Gilbrooke Capital, Inc. is the general partner of Gilford Partners LP.
         H. Robert Holmes is the President and controlling person of Gilbrooke Capital, Inc.

(7) In November and December 1998 we sold an aggregate of 532,500 shares of our Common Stock to 20 accredited investors in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. The majority of these purchasers had preexisting relationships with us. We received gross proceeds of $1,040,000 and granted these investors piggy-back registration rights. These 532,500 shares of Common Stock are included in this Prospectus. We also granted Hornblower & Weeks, Inc. certain options in connection with this private placement. See Footnote 18 below.

(8) Mr. Daniel Starczewski is the President and controlling person of Investor Resources Services, Inc.

(9)      Mr. Udine is an employee of ours.

(10) Messrs. Vincent Campitiello, Alfonso Campitiello and Anthony Campitiello are the controlling persons of Vace Partners Ltd.

(11) Such shares are related to a license agreement. Includes such number of shares as shall equal $140,000 in value, based upon the fair market value of our Common Stock.

(12) Such shares were issued by us to Heracles Fund as consideration of a waiver by it of a right of first refusal to purchase additional shares of our securities granted in connection with the sale of our Series A Preferred Stock in May 1998. Promethean Investment Group, L.L.C. is the general partner of Heracles Fund and has voting control and investment discretion of securities held by Heracles Fund. Promethean Investment Group, L.L.C. is indirectly controlled by Mr. James F. O'Brien. Mr. O'Brien disclaims beneficial ownership of the shares owned by Promethean Investment Group, L.L.C. and Heracles Fund.

(13) Such shares were issued by us to Mr. Ragbir in May 1998 as consideration for consulting services rendered by him in connection with the development of our CareView(TM) library.

(14) Includes shares of our Common Stock underlying options to purchase (i) an aggregate of 130,000 shares at $2.00 per share, (ii) 55,000 shares at $2.50 per share, and (iii) 95,000 shares at $3.00 per share. All such options are for a five year period commencing November 21, 1998 and were granted in connection with the investment banking agreement we entered into with Coleman & Co. Securities, Inc., an NASD member firm. Also includes shares of our Common Stock underlying a one year warrant to purchase 8,334 shares of our Common Stock at $14.063 per share which we issued to Coleman & Co. Securities, Inc. in connection with the institutional private placement we concluded in February 1999. See Footnote 3 above.

(15) Includes shares of Common Stock underlying five year options to purchase (i) 50,000 shares at $3.00 per share, (ii) 50,000 shares at $3.50 per share, and (iii) 50,000 shares at $4.00 per share granted in November 1998 pursuant to the agreement between us and Trautman Kramer & Company, Inc. Trautman Kramer & Company, Inc., an NASD member firm, serves as our co-investment banker with Coleman & Co. Securities, Inc. See Footnote 14 above.

(16) Includes shares of our Common Stock underlying a three year warrant to purchase 10,000 shares of Common Stock at an exercise price of $2.125 per share. Such warrant was transferred to Mr. Sabeh by C.L.R. Associates, Inc. See Footnote 17 below.

(17) Includes shares of Common Stock underlying (i) a four year option granted on September 30, 1998 to purchase 25,000 shares of Common Stock at $2.125 per share and (ii) a three year warrant to purchase an aggregate of 200,000 shares of Common Stock at $2.125 per share granted on September 22, 1998. This Prospectus covers an aggregate of 85,000 shares issuable upon the exercise of the September 22, 1998 warrant, including the 10,000 shares set forth in Footnote 16 above. Carole Rhodes is the controlling person of C.L.R. Associates, Inc.

(18) Includes shares of Common Stock underlying a five year option granted in November 1998 to purchase shares of Common Stock at $2.125 per share granted in connection with the a private placement of our securities in November and December 1998. See Footnote 7 above. Hornblower & Weeks, Inc. is an NASD member firm.

(19) Includes shares of Common Stock underlying a four year option granted in May 1998 to purchase such shares at $2.50 per share as partial compensation for consulting services rendered to us. Susan Ribman and Lauren Ribman are the controlling persons of Coral Investments.

(20) Includes shares of Common Stock underlying an option expiring in December 2002 to purchase shares of our Common Stock at $4.00 per share issued as compensation for consulting services rendered to us. Robert Krutchie is the President and controlling person of Krutchie Incorporated.

(21) Includes shares of Common Stock underlying three year options granted to BlueStone Capital Partners, L.P., an NASD member firm, in January 1998 in connection with our engagement of such firm to perform investment banking services for us. BlueStone Capital Partners, L.P. assigned such options to Davis Hill Investments, Inc. in January 1999. Of such options, 25,000 are exercisable at $2.438 per share and 25,000 are exercisable at $3.50 per share. Messrs. Maurice Emery and Stephen Screech are the directors and controlling persons of Davis Hill Investments, Inc.

(22) Includes shares of Common Stock underlying a four year option granted in May 1998 to purchase 25,000 shares of our Common Stock at $6.00 per share issued by us as compensation for consulting services rendered by Mr. Miller.

(23) Includes (i) a five year option granted in November 1998 to purchase 25,000 shares of Common Stock at $2.125 issued to WEC Investors IV, LLC in connection with our sale to it in August 1998 of shares of our Series A-1 Preferred Stock, and (ii) a one year option to purchase 15,000 shares of our Common Stock at $18.00 per share granted in February 1999 as consideration for the its waiver of a right of first refusal to purchase our equity securities. Messrs. Daniel J. Saks, Mark
         A. Nordlicht and Ethan Benovitz are the officers, directors and controlling persons of WEC Investors IV, LLC.

(24) Includes shares of Common Stock underlying a one year warrant granted in February 1999 to purchase 25,000 shares at $14.063 per share as consideration for consulting services rendered to us. Messrs. Rob Rosenstein and Scott Koch are the officers and directors of Cardinal Capital Management, Inc.

(25) Issued as additional consideration for loans in the aggregate principal amount of $20,000 made to us in 1996.

(26) Issued as additional consideration for loans in the aggregate principal amount of $30,000 made to us in 1996.

                              PLAN OF DISTRIBUTION

         The Common Stock offered by this Prospectus is being offered on behalf of the selling security holders. Such Common Stock may be sold or distributed from time to time by the selling security holders, or by donees or transferees or, or other successors in interest to, the selling security holders, directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire such Common Stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Common Stock offered hereby may be effected in one or more of the following methods: (i) ordinary brokers' transactions; (ii) transactions involving cross or block trades or otherwise on The Nasdaq SmallCap Market (TM);
(iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market markers or into an existing market for the Common Stock; (v) in other ways not involving market markers or established trading markets, including direct sales to purchasers or sales effected through agents;
(vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); (vii) in privately negotiated transactions (viii) to cover short sales; or (ix) any combination of the foregoing.

         From time to time, one or more of the selling security holders may pledge, hypothecate or grant a security interest in some or all of the shares of Common Stock owned by them, and the pledgees, secured parties or persons to whom such shares have been hypothecated shall, upon foreclosure in the event of default, be deemed to be selling security holders hereunder. The number of selling security holders' shares of Common Stock beneficially owned by those selling security holders who so transfer, pledge, donate or assign such shares will decrease as and when they take such actions. The plan of distribution for selling security holders' shares of Common Stock sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling security holders hereunder. In addition, a selling security holder may, from time to time, sell short the Common Stock, and in such instances, this Prospectus may be delivered in connection with such short sales and the shares of Common Stock offered hereby may be used to cover such short sales.

         A selling security holder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with such selling security holder, including, without limitation, in connection with distributions of the Common Stock by such broker-dealers. A selling security holder may also enter into option or other transactions with broker-dealers that involve the delivery of the shares of Common Stock to the broker-dealers, who may then resell or otherwise transfer such shares. A selling security holder may also loan or pledge the shares of Common Stock to a broker-dealer and the broker-dealer may sell such shares so loaned or upon a default may sell or otherwise transfer the pledged shares of Common Stock.

         Brokers, dealers, underwriters or agents participating in the distribution of the shares of Common Stock as agents may receive compensation in the form of commissions, discounts or concessions from the selling security holders and/or purchasers of the Common Stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The selling security holders and any broker-dealers who act in connection with the sale of the shares of Common Stock hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission they receive and proceeds of any sale of the shares of Common Stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling security holder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling security holder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of Common Stock included in this Prospectus.

         We will pay substantially all of the expenses incident to the registration, offering and sale of the shares of Common Stock included in this Prospectus to the public, other than commission or discounts of underwriters, broker-dealers or agents. We have also agreed to indemnify certain of the selling security holders and certain related persons against liabilities, including liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         We have advised the selling security holders that during such time as they may be engaged in a distribution of the shares of Common Stock included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any selling security holder, any affiliated purchasers, and any broker-dealers or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares of Common Stock.

                                  LEGAL MATTERS

         Certain legal matters in connection with the securities being offered hereby have been passed upon for us by Atlas, Pearlman, Trop & Borkson, P.A., Fort Lauderdale, Florida.
                                     EXPERTS

         The consolidated financial statements as of and for the years ended September 30, 1998 and 1997 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference upon the authority of said firm as experts in giving said report.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this
Prospectus in connection with this offer made hereby. If given or made,
such information or representations must not be relied upon as having                       1,631,604 shares
been authorized by the Company or any Underwriter. This Prospectus does                      of Common Stock
not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby in any circumstance in which such offer or solicitation would be unlawful. Neither the delivery of this
Prospectus nor any sale made hereunder shall under any circumstances
create an implication that information herein is correct at any time                           VISUAL DATA
subsequent to the date of this Prospectus.                                                     CORPORATION

                 -----------------

                 TABLE OF CONTENTS
                 -----------------

                                          Page
                                          ----

AVAILABLE INFORMATION......................  2

INFORMATION INCORPORATED
     BY REFERENCE..........................  2
                                                                                               ____________
BUSINESS OF THE COMPANY....................  3
                                                                                                PROSPECTUS
RISK FACTORS...............................  7                                                 ____________

USE OF PROCEEDS............................ 14

SELLING SECURITY HOLDERS................... 14

PLAN OF DISTRIBUTION....................... 18

LEGAL MATTERS.............................. 19

EXPERTS.................................... 19
                                                                                              March ___, 1999


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses, all of which are being paid by the Registrant, in connection with this offering.

         Legal fees and expenses............................           $15,000
         Accounting fees and expenses.......................             3,500
         Printing expenses..................................             2,000
         Miscellaneous......................................             1,500
                                                                      --------
           Total............................................           $22,000
                                                                      ========

Item 15. Indemnification of Directors and Officers.

         The Company has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Company's Articles of Incorporation provide that the Company shall indemnify and may insure its officers and directors to the fullest extent permitted by law.

         The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (i) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) deriving an improper personal benefit from a transaction; (iii) voting for or assenting to an unlawful distribution; and (iv) willful misconduct or conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws.

         The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits.

Exhibit                             Description
-------                             -----------
1(a)                       Form of Underwriting Agreement.(1)
1(b)                       Form of Selected Dealers Agreement.(1)
3(i)(a)                    Articles of Incorporation(1)
3(i)(b)                    Articles of Amendment dated July 26, 1993(1)
3(i)(c)                    Articles of Amendment dated January 17, 1994(1)
3(i)(d)                    Articles of Amendment dated October 11, 1994(1)
3(i)(e)                    Articles of Amendment dated March 25, 1995(1)
3(i)(f)                    Articles of Amendment dated October 31, 1995(1)
3(i)(g)                    Articles of Amendment dated May 23, 1996(1)
3(i)(h)                    Articles of Amendment dated May 5, 1998(2)
3(i)(i)                    Articles of Amendment dated August 11, 1998(6)
3(iii)                     By-laws(1)
4(a)                       Form of Underwriters' Warrant(1)
4(b)                       Warrant Agreement(1)
4(c)                       Specimen Common Stock Certificate(1)
4(d)                       Specimen Common Stock Purchase Warrant (issued
                           pursuant to the Company's initial public offering on
                           July 30, 1997) (1)
4(e)                       Securities Purchase Agreement for Series A Preferred(2)
4(f)                       Registration Rights Agreement for Series A Preferred (2)
4(g)                       Securities Purchase Agreement for Series A-1 Preferred(6)
4(h)                       Registration Rights Agreement for Series A-1 Preferred(6)
4(i)                       Form of Warrant to Purchase Common Stock(6)
10(a)                      Agreement between HotelView Corporation and Pegasus
                           Systems, Inc. dated January 14, 1997(1)
10(b)                      Form of Stock Option Plan(1)
10(c)                      Third Amended and Restated Employment Agreement
                           between the Company and Randy S. Selman(7)
10(d)                      Third Amended and Restated Employment Agreement
                           between the Company and Alan Saperstein(7)
10(e)                      Contract for Purchase and Sale of Real Property(3)
10(f)                      Asset Purchase Agreement between the Company and
                           Digital Criteria Technologies, Inc.(4)
10(g)                      Securities Purchase Agreement between the Company and
                           EDnet, Inc.(5)
10(h)                      Option Agreement between the Company and EDnet,
                           Inc.(5)
10(i)                      Agreement dated March 9, 1998 by and between Interval
                           International, Inc. and CondoView Corporation(8)
10(j)                      Agreement dated March 30, 1998 by and between Video
                           News Wire Corporation and P.R. Newswire, Inc.(8)

                                      II-2


10(k)                      Securities Purchase Agreement dated February 8, 1999
                           between the Company and certain scheduled investors
                           (9)
10(l)                      Registration Rights Agreement dated February 8, 1999
                           between the Company and certain scheduled investors
                           (9)
10(m)                      Securities Purchase Agreement dated February 8, 1999
                           between the Company and certain scheduled investors
                           (9)
10(n)                      Registration Rights Agreement dated February 8, 1999
                           between the Company and certain scheduled
                           investors(9)
21                         Subsidiaries of the Company(10)
23.2                       Consent of Arthur Andersen LLP

----------------

(1) Incorporated by reference to the exhibit of the same number filed with the Company's Registration Statement on Form SB-2, Registration No. 333-18819, as amended and declared effective by the Commission on July 30, 1997
(2) Incorporated by reference to the Company's Current Report on Form 8-K dated May 8, 1998
(3) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended September 30, 1997
(4)      Incorporated by reference to the Company's Current Report on Form
         8-K dated May 20, 1998
(5)      Incorporated by reference to the Company's Current Report on Form
         8-K dated August 11, 1998
(6)      Incorporated by reference to the Company's Current Report on Form
         8-K dated August 21, 1998
(7) Incorporated by reference to the exhibit of the same number filed with the Company's Registration Statement on Form S-3, Registration No. 333-62071, as amended and declared effective by the Commission on November 3, 1998
(8) Incorporated by reference to the Company's Report on Form 10-QSB/A for the period ended June 30, 1998 as filed with the Commission on October 15, 1998
(9) Incorporated by reference to the Company's Report on Form 10-QSB for the period ended December 31, 1998 as filed with the Commission on February 17, 1999
(10) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998 as filed with the Commission on January 13, 1999

Item 17. Undertakings.

         (1)      The undersigned Registrant hereby undertakes:

                  (a) to file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to include any additional or changed material information on the plan of distribution;

                  (b) that, for determining any liability under the Securities Act, treat each such post-effective amendment as a new Registration Statement of the securities offered at that time shall be deemed to be the initial bona fide offering thereof; and

                  (c) to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (2) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pompano Beach and the State of Florida, on the 3rd day of March, 1999.

                             VISUAL DATA CORPORATION


                                                     By /s/ Randy S. Selman
                                                        -------------------
                                                        Randy S. Selman
                                                        Chairman of the Board,
                                                        Chief Executive Officer and President

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                                          Title                             Date
         ---------                                          -----                             ----
                                                     President, Chief Executive
                                                     and Operating Officer
                                                     (Principal Executive
/s/ Randy S. Selman                                  Operating Officer) and               March 3, 1999
---------------------------                          Chairman of the Board
Randy S. Selman                                      and Acting Chief
                                                     Financial Officer


                                                     Vice President,
 /s/ Alan Saperstein                                 Secretary and                        March 3, 1999
---------------------------                          Director
Alan Saperstein


___________________________                          Director                             March 3, 1999
Ben Swirsky

                                                     Director                             March 3, 1999
___________________________
Brian K. Service


/s/ Eric Jacobs                                      Director                             March 3, 1999
---------------------------
Eric Jacobs

The foregoing represents a
majority of the Board of Directors

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.                         Description
----------                          -----------

5                     Opinion of Atlas, Pearlman, Trop & Borkson, P.A.
23.1                  Consent  of Atlas,  Pearlman, Trop & Borkson, P.A.
                      (included in the opinion filed as Exhibit 5)
23.2                  Consent of Arthur Andersen LLP